UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

AFFINITY GAMING

(Name of Issuer)

Common Units

(Title of Class of Securities)

N/A

(CUSIP Number)

Jonathan Schmugge

c/o Z Capital Partners, L.L.C.

Two Conway Park

150 Field Drive, Suite 300

Lake Forest, IL 60045

(847) 235-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Preliminary Note

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”), by each of the following persons (collectively, the “Reporting Persons”): Z Capital Partners, L.L.C. (“Z Capital”); Zenni Holdings, LLC; Z Capital Special Situations Adviser, L.P.; Z Capital Special Situations Fund GP, L.P.; Z Capital Special Situations Fund UGP, L.L.C.; and James J. Zenni.

In filing this Amendment No. 5 and as previously disclosed, the Reporting Persons continue to reserve all legal rights in connection with the purported Corporate Conversion (as defined in Amendment No. 2) and other actions recently taken by Affinity Gaming (known as Affinity Gaming, LLC prior to the purported Corporate Conversion, and hereinafter, the “Issuer”), including the purported conversion of Common Units of Affinity Gaming, LLC into Common Shares of the Issuer and the adoption and terms of the Rights Agreement (as defined in Amendment No. 2).  In this Schedule 13D, the equity securities of the Issuer are described as “Common Shares,” and the Issuer is described as a Nevada Corporation solely for convenience.

Item 4.                            Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On March 5, 2013, Z Capital and certain of its affiliates, individually as well as derivatively on behalf of the Issuer, filed a complaint (the “Complaint”) against the Issuer as a nominal party and its directors as defendants in the District Court of Clark County, Nevada, seeking a judgment declaring, among other things: (i) that the Corporate Conversion was ineffective and void ab initio and that Affinity Gaming, LLC remains in existence as a Nevada limited liability company governed by its Operating Agreement dated as of December 31, 2010 (the “Operating Agreement”); or in the alternative (ii) striking and invalidating, and enjoining the recognition or enforcement of the agreements and governing documents purportedly entered into in connection with the Corporate Conversion, and reforming them to comply with the requirements of the Operating Agreement; and (iii) enjoining defendants from taking any action inconsistent with the Operating Agreement and refusing to take any action required by the Operating Agreement; and (iv) that the Rights Agreement (as defined in Amendment No. 2) is void ab initio and unenforceable, as well as seeking related general, special, consequential and punitive damages.

The foregoing description of the Complaint does not purport to be complete and is qualified in its entirety by reference to the full text of the Complaint filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

Item 7.                            Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Joint filing agreement (incorporated by reference to exhibit 99.1 to Amendment No. 1 to Schedule 13D, filed on November 26, 2012).

99.8

Complaint, filed in the District Court of Clark County, Nevada by Z Capital Partners, L.L.C., Z Capital Special Situations Fund Holdings I, L.L.C., Z Capital Special Situations Fund Holdings II, L.L.C., Z Capital HG, L.L.C. and Z Capital HG-C, L.L.C., individually as well as derivatively on behalf of Affinity Gaming against Don R. Kornstein, Thomas M. Benninger, Scott D. Henry, Michael Rumbolz, David D. Ross and, nominally, Affinity Gaming, dated March 5, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2013

Z CAPITAL PARTNERS, L.L.C.

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	President

ZENNI HOLDINGS, LLC

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
By: Z Capital Partners, L.L.C., General Partner

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	President

Z CAPITAL SPECIAL SITUATIONS FUND GP, L.P.
By: Z Capital Special Situations UGP, L.L.C., General Partner
By: Z Capital Partners, L.L.C., Managing Member

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	President

Z CAPITAL SPECIAL SITUATIONS FUND UGP, L.L.C.
By: Z Capital Partners, L.L.C., Managing Member

	By:	/s/ James J. Zenni
	Name:	James J. Zenni
	Title:	President

JAMES J. ZENNI

	By:	/s/ James J. Zenni